August 23, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

RE:         AMAG Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Schedule 14A

Filed April 19, 2010
File No. 001-10865

Dear Mr. Riedler:

On behalf of AMAG Pharmaceuticals, Inc. (the “Company”), this letter is being submitted in response to the comment received from the staff (the “Staff”) of the Commission (the “Commission”) by letter dated August 10, 2010, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on February 26, 2010.  The numbering of the paragraph below corresponds to the numbering of the comment, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended 12/31/2009

Item 1. Business

Raw Materials, page 10

1.                                      We note your disclosure on page 10 that “[c]ertain raw materials used in Feraheme are procured from a single source without a qualified alternative supplier.”  We also note that on page 29, your risk factor indicates that any difficulty in obtaining raw materials for ferumoxytol would have a “material adverse impact” on the company’s ability to generate additional revenues and achieve profitability. We note that in correspondence to the Staff dated July 9, 2008, you indicated that you were not materially dependent upon this sole supplier because, among other things, your requirements for the raw material were limited prior to Feraheme’s commercial launch, and you believed that you will have multiple alternatives for the manufacture of such ferumoxytol raw material as necessary, post-launch. Given that you have launched Feraheme and have not identified an alternative supplier for the single source, it appears you are materially dependent on the provider of these raw materials. Please identify the sole source provider, describe the material terms of related agreements, if any, and file such agreement as an exhibit to your Form 10-K.

100 Hayden Avenue, Lexington, MA 02421

(617) 498-3300

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Commission that it continues to believe that it is not materially dependent on any sole source provider of raw materials for the manufacture of Feraheme.

In particular, the Company advises that it had, in fact, identified second source suppliers for its key raw materials as of the end of the fiscal year and was in the process of qualifying the relevant suppliers. The Company notes its disclosure on page 10 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) which states: “we are in the process of identifying and qualifying additional third-party suppliers for these raw materials,” as well as similar disclosure on page 29 in the risk factor referenced by the Staff(1).  In accordance with the Company’s anticipated schedule, the second source suppliers of raw materials were qualified and began producing material in the first half of 2010. In addition, the Company maintained (and continues to maintain) a significant inventory of raw materials, Feraheme drug product and Feraheme drug substance to mitigate the risks associated with the supply of raw materials. Given that the Company’s internal schedule was to bring these second source suppliers on line in the first half of 2010 and that the Company had more than enough raw materials, drug product and drug substance in inventory to satisfy anticipated demand until well beyond the time the second source suppliers were scheduled to come on line, the Company believes its position that it was not materially dependent on any single source supplier was reasonable and accurate.

Although the Company does not believe that it is materially dependent on any sole source supplier of any raw material, the Company does believe it is prudent to identify the risks associated with manufacturing a pharmaceutical product, including the risks associated with the procurement of raw materials.  The risk factor set forth on page 29 of the Form 10-K identifies the risks related to the procurement of raw materials from third party suppliers generally and states that the Company’s reliance on sole source suppliers could adversely impact its ability to manufacture sufficient quantities of Feraheme. Further, although the Company’s statement that any difficulty in obtaining raw materials would have a “material adverse impact” on the Company’s ability to generate additional revenues and achieve profitability is accurate, the Company does not believe it will have significant difficulty in obtaining such raw materials. Notwithstanding the fact that the Company’s second source plan and inventory levels significantly mitigate the risks associated with the Company’s inability to obtain raw materials, the Company believes it is appropriate to identify the potential risk and the potential consequences of that risk out of an abundance of caution.

The Company also advises the Staff that, as stated in the Form 10-K, the

(1)  The Company also respectfully notes that in its correspondence to the Staff dated July 9, 2008, the Company noted that “it has identified and has had discussions with additional suppliers and believes that it will have multiple alternatives for the manufacture of such ferumoxytol raw material as necessary post-launch.”

Company does not currently have any long-term supply contracts in place for the supply of Feraheme raw materials. The Company purchases its raw materials on a non-exclusive purchase order basis.

The Company will continue to review its raw material risk factor in light of the fact that second source suppliers of key Feraheme raw materials have been identified and qualified and revise it if necessary in future periodic reports. However, based on the foregoing, the Company respectfully advises the Commission that it believes that the disclosure contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 was appropriate when filed.

*****

The Company further acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (617) 498-3320.

Sincerely,

/s/ Joseph L. Farmer
Joseph L. Farmer
General Counsel and Senior Vice President
of Legal Affairs